UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42470

PicoCELA Inc.

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Convocation and Results of Extraordinary General Meeting of Shareholders of PicoCELA Inc.

In accordance with the rules and regulations of the Companies Act of Japan (the “Companies Act”), PicoCELA Inc. (the “Company”) made public a notice and accompanying information, including voting instructions, on its website on September 8, 2025, and sent the same to all holders of its common shares and American Depositary Shares on September 10, 2025, with respect to its extraordinary general meeting (the “Extraordinary Meeting”) which was subsequently held in Tokyo, Japan on September 30, 2025 at 9:30 a.m., Japan Standard Time.

On September 30, 2025, the Company held the Extraordinary Meeting at Room No. 7, Hamacho-Kuminkan 3-37-1, Nihonbashi-Hamacho, Chuo-ku, Tokyo, Japan at 9:30 a.m., local time. The Extraordinary Meeting was held to resolve the following proposals:

Proposal 1	Reductions in Amount of Share Capital and Legal Capital Surplus

To offset the current deficit in retained earnings brought forward and attain better presentation of Japanese accounting books, the Company proposed to (i) reduce the amount of Share Capital and Legal Capital Surplus and (ii) transfer the entire amount of Share Capital and Legal Capital Surplus reduced to Other Capital Surplus in accordance with Article 447, paragraph (1) and Article 448, paragraph (1) of the Companies Act. The reductions in the amount of Share Capital and Legal Capital Surplus are accounting transfers within the net assets section of the balance sheet and do not change the amount of net assets of the Company.

The following are the details of the reductions in the amount of share capital and legal capital surplus: (x) the amount reduced from the Share Capital was JPY660,729,164, (y) the amount reduced from the Legal Capital Surplus was JPY715,749,163, and (z) the effective date of the reduction was September 30, 2025, Japan Standard Time.

Proposal 2	Establishment of an Audit and Supervisory Committee at Board of Directors

To further enhance its corporate governance function, the Company proposed to abolish its Audit and Supervisory Board and establish an Audit and Supervisory Committee at its board of directors, as well as amending the Company’s articles of incorporation to effect the abolishment and the establishment.

Proposal 3	Election of Two Directors Who Are not Audit and Supervisory Committee Members

Subject to Proposal 2’s approval, the Company proposed the election of Mr. Hiroshi Furukawa and Mr. Toshihito Kanai as directors who are not audit and supervisory committee members.

Proposal 4	Election of Three Directors Who Are Audit and Supervisory Committee Members

Subject to Proposal 2’s approval, the Company proposed the election of Mr. Hideaki Horikiri, Ms. Mutsuko Oba, and Mr. Yoshinari Noguchi as directors who are audit and supervisory committee members.

Proposal 5	Appointment of Accounting Auditor

Subject to Proposal 2’s approval, the Company proposed the appointment of Nanatsu-boshi Audit Corporation as its accounting auditor as required by the Companies Act.

Proposal 6	Revision of Remuneration, etc. for Directors (Directors Who Are Not Audit and Supervisory Committee Members)

The Company proposed to establish the limit amount of annual aggregate remuneration of directors who are not audit and supervisory committee members at JPY200 million.

Proposal 7	Revision of Remuneration, etc. for Directors Who Are Audit and Supervisory Committee Members

The Company proposed to establish the limit amount of annual aggregate remuneration of directors who are audit and supervisory committee members at JPY100 million.

Proposal 8	Partial Amendment to the Articles of Incorporation

In addition to Proposal 2, the Company proposed to, regarding the articles of incorporation, (i) amend Article 6 (Total number of authorized shares) to increase the number of authorized shares from 91,735,440 to 138,456,828, (ii) delete Article 18 (Measures for electronic information provision, etc.) as the Company is not regarded as a company that issues book-entry transfer shares (i.e., a listed company) in Japan, (iii) amend Article 25(Representative Directors and Directors with Specific Duties) to allow the Company’s board of directors to delegate all or part of the decision-making regarding important business operations to directors.

A copy of the English translation of the amended articles of incorporation is furnished in this report as Exhibit 3.1.

Proposal 9	Grant of Restricted Common Shares as Share-Based Compensation for Directors

The Company proposed to establish a program to grant restricted common shares to the Company’s directors (the “Program”). The proposal requested the shareholders to approve: (i) the limit on the amount of cumulative aggregate share-based compensation of no more than JPY800 million, separately from the remuneration for directors, (ii) the limit on the total number of restricted shares of 40 million shares to be granted to directors, (iii) the Program term of 20 years, from October 1, 2025 to September 30, 2045, and (iv) the following conditions of restricted common shares to be granted to directors: (a) transfer or resale of the restricted common shares was prohibited for five years from the date of grant, (b) the grant was done by the Company: (x) entering into an agreement to allocate restricted common shares, and (y) issuing the Company’s common shares or disposing its treasury shares, and (c) the detailed conditions of the restricted shares shall be determined by the board of directors’ resolution.

At the Extraordinary Meeting, the shareholders of the Company approved and adopted all proposals as originally proposed.

A total of 22,142,937 votes, representing approximately 65.29% of the votes as of July 31, 2025, the record date for the Extraordinary Meeting, were present in person or by proxy at the Extraordinary Meeting. The results of the votes were as follows:

Proposal	For	Against	Abstain
Proposal 1	21,886,839	240,211	15,887
Proposal 2	21,912,810	218,751	11,376
Proposal 5	21,909,939	230,178	2,820
Proposal 6	18,899,680	3,226,833	16,424
Proposal 7	18,891,852	3,234,661	16,424
Proposal 8	20,597,114	1,514,516	31,307
Proposal 9	18,869,144	3,268,526	5,267

Proposal 3:

Nominees of Directors Who Are Not Audit and Supervisory Committee Members	For	Against	Abstain
Hiroshi Furukawa	21,874,817	258,810	9,310
Toshihito Kanai	21,874,817	258,810	9,310

Proposal 4:

Nominees of Directors Who Are Audit and Supervisory Committee Members	For	Against	Abstain
Hideaki Horikiri	18,935,356	3,186,559	21,022
Mutsuko Oba	18,935,356	3,186,559	21,022
Yoshinari Noguchi	18,935,356	3,186,559	21,022

Termination of Audit and Supervisory Board and Establishment of the Audit and Supervisory Committee

On September 30, 2025, the shareholders approved the termination of the Company’s audit and supervisory board and the establishment of the audit and supervisory committee, a committee within the Company’s board of directors. As a result, the Company became a “company with audit and supervisory committee” under Japanese laws. With respect to the requirements of Rule 10A-3 under the Exchange Act and Nasdaq Rule 5600 relating to audit committees, the Company chose to rely on exemptions under these rules that are available to foreign private issuers with an audit and supervisory committee meeting certain requirements.

Directors who are audit and supervisory committee members are not required to be certified public accountants. Under the Companies Act, the majority of the members of the audit and supervisory committee must be outside directors as defined under the Companies Act, who have not served as executive directors, corporate executive officers, managers or any other type of employee for the Company or any of the Company’s subsidiaries for ten years prior to their election and fulfill certain other requirements specified in the Companies Act. The Company currently has an audit and supervisory committee consisting of three members, Hideaki Horikiri, Mutsuko Oba, and Yoshinari Noguchi. The Company believes that Mutsuko Oba and Yoshinari Noguchi are outside directors, causing the audit and supervisory committee to meet the requirements under the Companies Act.

The audit and supervisory committee oversees the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. An audit and supervisory committee member may note his or her opinion in the audit report issued by the audit and supervisory committee if such an opinion differs from that expressed in the audit report. The audit and supervisory committee is responsible for, among other things:

●	supervising the administration of affairs by the directors and also examining the financial statements and business reports to be submitted to the general meeting of shareholders by a representative director and preparing an audit report;

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of the Company’s accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors;

●	monitoring compliance with the Company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance; and

●	determining the opinion on election, removal, resignation of, or compensation for directors who are not audit and supervisory committee members, which may be expressed at a general meeting of shareholders.

In addition to the Company’s audit and supervisory committee, the Company must appoint accounting auditors (kaikei kansa-nin) from independent certified public accountants or an independent audit firm in Japan. The accounting auditors have the statutory duties of examining the financial statements to be submitted to the shareholders by a representative director at the general meetings of shareholders and reporting their opinion thereon to the relevant directors and the audit and supervisory committee. The accounting auditors also audit the financial statements to be included in the securities reports that, if required, will be filed with the relevant local finance bureau of the Ministry of Finance. The Company has appointed Nanatsu-boshi Audit Corporation as its accounting auditor.

Issuance of the Company’s Common Shares to the Company’s Chief Financial Officer and Director

On December 30, 2025, the Company issued a press release to announce the issuance on the same date of 40,000,000 common shares (the “Shares”) of the Company to Hideaki Horikiri, the chief financial officer and a director of the Company, pursuant to that certain restricted common share compensation agreement (the “Compensation Agreement”) between the Company and Hideaki Horikiri, dated December 15, 2025. Pursuant to the Compensation Agreement, the issuance of the Shares was in consideration for Hideaki Horikiri’s services rendered and included a prohibition on any sale, transfer, loan or pledge of the Shares for a period of 20 years from the date of grant. However, the prohibition may be canceled by a resolution of the Company’s board of directors.

The execution of the Compensation Agreement and the issuance of Shares were authorized by the Company’s shareholder resolution and board of directors’ resolution dated September 30, 2025 and December 15, 2025, respectively. As of December 30, 2025, the common shares held by Hideaki Horikiri accounted for 53.6% of the Company’s outstanding 74,614,207 common shares.

A copy of the English translation of the Compensation Agreement and the press release are furnished in this report as Exhibits 10.1 and 99.1, respectively.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended Articles of Incorporation of the Registrant (English Translation)
10.1#	Restricted Stock Compensation Agreement between the Registrant and Hideaki Horikiri, dated December 15, 2025 (English Translation)
99.1	Press Release –PicoCELA Inc. Issues Restricted Common Shares to CFO and Director

#	Certain portion of this Exhibit was redacted pursuant to Item 601(a)(6) of Regulation S-K and marked by means of brackets and asterisks (“[****]”).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PicoCELA Inc.

Date: January 13, 2026	By:	/s/ Hiroshi Furukawa
	Name:	Hiroshi Furukawa
	Title:	Chief Executive Officer and Representative Director